FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number:0-31212

Metal Storm Limited
 (Translation of registrant’s name into English)

Level 34 Central Plaza One
345 Queen Street
Brisbane, QLD 4000
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):_______

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR. Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METAL STORM LIMITED
(Registrant)

By:	/s/ SYLVIE MOSER-SAVAGE

Name:	Sylvie Moser-Savage
Title:	Company Secretary
Date: April 2, 2003

* Print the name and title of the signing officer under his Signature.

Company Contact:	Investor Contact:	Media Contact:
Charles Vehlow, CCO	Jody Burfening	Chenoa Taitt
Metal Storm, Inc.	Lippert/Heilshorn & Assoc.	Lippert/Heilshorn & Assoc.
TEL: 703-248-8218	TEL: 212-838-3777	TEL: 212-838-3777
ms@metalstorm.com	jks@lhai.com	ctaitt@lhai.com

US DEFENSE ADVANCED RESEARCH PROJECTS AGENCY (DARPA) PUBLISHES BIENNIAL BUDGET ESTIMATES RELATING TO METAL STORM

ARLINGTON, Virginia - March 20, 2003:   On 14th March 2003, Metal Storm Limited requested the Australian Stock Exchange to halt trading in Metal Storm (NASDAQ ticker symbol: MTSX and ASX trading code: MST) stock.  In conjunction with the trading halt on the Australian Stock Exchange, Nasdaq was requested to halt trading in the ADRs prior to the opening of the market on 17th March.

Metal Storm requested the trading halt to enable the company to consider information found on the US Defense Advanced Research Projects Agency (DARPA) website that identifies a new element of DARPA’s involvement in the development of Metal Storm technology and concepts, with respect to a program titled the Mach 5/50 Technology Development.  The information is contained in a public document titled ‘Fiscal Year (FY) 2004/FY2005 Biennial Budget Estimates’ and dated February 2003.  Prior to the publication of this information on the DARPA website, Metal Storm was not aware that information regarding the Mach 5/50 program had been made publicly available.

Commenting on the information, Mike O’Dwyer, President and Chief Executive Officer, said, “We were not advised that this information was to be published as unclassified information on the DARPA website and we have been seeking to properly understand the ramifications of the publication of this information since the publication came to the company’s attention.”

“The tenure of the program extends over 4 years and has been funded by DARPA to a value of approximately A$9.7M (US$5.8M).  The scope of the R&D  program is complex and even though DARPA has published details of the Mach 5/50 Technology Development program, Metal Storm at this point has not agreed to the terms and conditions proposed by the relevant Australian government agency for the company’s participation in the program.”

It should be noted that Metal Storm is entitled to royalties from any related program which utilizes the company’s technology.  Given the complexity and tenure of the program, Metal Storm expect that it will take some time before it is in a position to advise on the outcomes of ongoing discussions with  DARPA and the relevant Australian government agency and therefore assess the impact for the company.

With this release informing the market of the current situation, Metal Storm has requested the ASX to resume trading the company’s securities.

To view the information regarding Metal Storm on the DARPA web site, please visit http://www.darpa.mil/body/budg.html. The document is titled ‘Fiscal Year (FY) 2004/FY2005 Biennial Budget Estimates’ and the information is found on pages 383 and 384.  These pages are reproduced below.

METAL STORM LIMITED Release 19Mar 03	UNCLASSIFIED

RDT&E BUDGET ITEM JUSIFICATION SHEET (R-2 Exhibit)	DATE February 2003

APPROPRIATION/BUDGET ACTIVITY RDT&E, Defense-wide BA3 Advanced Technology Development	R-1 ITEM NOMENCLATURE Land Warfare Technology PE 0603764E, Project LNW-01

for cave clearing and on numerous other activities including explosive ordinance disposal and recovery operations at the World Trade Center immediately following the September 11th attacks. TMR prototypes and research artifacts have been transitioned to the DoD Joint Robotic Program where they are being utilized to support additional research on robots.

(U)	Program Plans:

•	Completed final prototype modifications.
•	Transitioned to military departments.

	FY 2002	FY 2003	FY 2004	FY 2005
Metal Storm (MS)	2.801	0.000	0.000	0.000

(U)       The Metal Storm program demonstrated a revolutionary technique for firing tactically relevant projectiles at very high rates without the need for internal moving parts. The elimination of moving parts from the system significantly reduced production, operation and support costs, and decreased the level of maintenance required in the field. This effort demonstrated : 1) electronic sequential firing of three or more projectiles from a single barrel with the shortest possible time interval between rounds; 2) projectile penetration 25.4 mm of rolled homogenous armor at 1,000 meters; and 3) maximum vertical spread of 1 1/2 minute of angle at 300 and 600 meters. Studies were conducted to explore the feasibility and applicability of Metal Strom technology to other weapon systems, including vehicle self-defense, anti-personnel landmine replacement, and a naval self-defense system. As a result of data gathered under this program, a more promising endeavor has been undertaken in the Mach 5/50 Technology Development. Therefore, this program ends in FY 2002 and transitions to the Mach 5/50 Technology Development program.

(U)	Program Plans:

•	Conducted vented bomb tests.
•	Conducted preliminary smooth bore test firings with U.S. contractor and Australian government partner.
•	Performed a series of rifled bore proof-of-principle test firings with performance increasing to the minimum time interval between rounds and 1200 m/s muzzle velocity.
•	Demonstrated a preliminary reloading concept.

UNCLASSIFIED

METAL STORM LIMITED Release 19Mar 03	UNCLASSIFIED

RDT&E BUDGET ITEM JUSIFICATION SHEET (R-2 Exhibit)	DATE February 2003

APPROPRIATION/BUDGET ACTIVITY RDT&E, Defense-wide BA3 Advanced Technology Development	R-1 ITEM NOMENCLATURE Land Warfare Technology PE 0603764E, Project LNW-01

•	Designed and simulated high performance, multi-barrel systems for launching 40-50 millimeter supersonic projectiles.
•	Conducted testing and assessment of critical system components.

	FY 2002	FY 2003	FY 2004	FY 2005
Mach 5/50 Technology Development	2.977	1.323	0.819	0.721

(U)        Early Metal Storm tasks demonstrated revolutionary weapon concepts for firing small caliber projectiles at very high rates without the need for internal moving parts. The continuing Mach 5/50 tasks extend the concepts and technologies for leap-ahead performance in tactically relevant, lightweight, medium caliber direct fire weapons. The medium caliber projectiles (50 millimeter bore) will have a minimum muzzle velocity of 1,600 meters per second (~ Mach 5) at 600 rounds per minute or greater. Mach 5/50 technology development will provide multiple services with a low-cost, reliable enabling technology to support a wide range of current/future applications including extended range combat vehicle firepower and lethality, full-spectrum future combat vehicle lethality for active protection systems, high engagement rate naval air defense, critical fixed site defense and improved aircraft self-defense. Portions of the technology development will be conducted under an agreement with the Australian Defence Science and Technology Office.

(U)	Program Plans:

•	Develop medium caliber concepts, detailed performance simulations and technical analyses.
•	Fabricate and test critical technology subsystems.
•	Complete integration of pre-prototype components and evaluate against simulation-based interim performance parameters.
•	Critical design review and complete fabrication of full-function prototype.
•	Complete system test and evaluation of full function prototype and validate simulations.
•	Conduct firing demonstration and deliver final report.
•	Transition hardware and data packages to DoD laboratories for Service-specific engineering and platform integration.

UNCLASSIFIED

Visit www.metalstorm.com

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia.  The company is capturing attention from defense organizations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent.  Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defense-related agencies in Australia and the United States.  Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defense needs.  Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbor
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED Release 19Mar03

Appendix 4B
Half yearly/preliminary final report
RULES 4.1, 4.3

AUSTRALIAN DOLLARS
(THESE ARE IN ACCORDANCE WITH AUSTRALIAN
GAAP ACCOUNTING)

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity
Metal Storm Limited

ABN or equivalent company reference	Half yearly (tick)	Preliminary final (tick)	Half year/financial year ended (‘current period’)
99 064 270 006	☐	☒	31 December 2002

For announcement to the market
Extracts from this report for announcement to the market (see note 1).				$A

Revenues from ordinary activities (item 1.1)	down	75.3%	to	306,300

Profit (loss) from ordinary activities after tax attributable to members (item 1.22)	up	98.9%	to	(6,842,578)

Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d))	gain (loss) of	N.A.		N.A.

Net profit (loss) for the period attributable to members (item 1.11)	up	98.9%	to	(6,842,578)

Dividends (distributions)		Amount per security	Franked amount per security
Final dividend (Preliminary final report only - item 15.4) Interim dividend (Half yearly report only - item 15.6)		NIL	NIL

Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7)		NIL	NIL

+Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (see item 15.2)	N.A.

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 1

Appendix 4B
Half yearly/preliminary final report

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 2

Appendix 4B
Half yearly/preliminary final report

Condensed consolidated statement of financial performance

		Current period - $A	Previous corresponding period - $A

1.1	Revenues from ordinary activities (see items 1.23 -1.25)	306,300	1,240,140
1.2	Expenses from ordinary activities (see items 1.26 & 1.27)	7,147,223	4,678,807
1.3	Borrowing costs	1,655	93
1.4 7	Share of net profits (losses) of associates and joint venture entities(see item 16.)	—	—

1.5	Profit (loss) from ordinary activities before tax	(6,842,578)	(3,438,760)
1.6	Income tax on ordinary activities (see note 4)	—	—

1.7	Profit (loss) from ordinary activities after tax	(6,842,578)	(3,438,760)
1.8	Profit (loss) from extraordinary items after tax (see item 2.5)	—	—

1.9	Net profit (loss)	(6,842,578)	(3,438,760)
1.10	Net profit (loss) attributable to outside +equity interests	—	—

1.11	Net profit (loss for the period attributable to members	(6,842,578)	(3,438,760)

Non-owner transaction changes in equity
1.12	Increase (decrease in revaluation reserves)
1.13	Net exchange differences recognised in equity
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details) Initial adjustments from UIG transitional
1.15	provisions

1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)

1.17	Total changes in equity not resulting from transactions with owners as owners

Earnings per security (EPS)		Current period	Previous corresponding Period

1.18	Basic EPS (cents per share)	(1.60)	(0.81)
1.19	Diluted EPS (cents per share)	(1.60)	(0.81)

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 3

Appendix 4B
Half yearly/preliminary final report

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A	Previous corresponding period - $A

1.20	Profit (loss) from ordinary activities after tax (item 1.7)	(6,842,578)	(3,438,760)

1.21	Less (plus) outside +equity interests	—	—

1.22	Profit (loss from ordinary activities after tax, attributable to members	(6,842,578)	(3,438,760)

Revenue and expenses from ordinary activities
(see note 15)

		Current period - $A	Previous corresponding period - $A

1.23	Revenue from sales or services	187,255	378,348
1.24	Interest revenue	119,045	861,792
1.25	Other relevant revenue
1.26	Details of relevant expenses
	Employee expenses	2,449,429	1,264,511
	Accounting and audit expenses	155,672	34,903
	Legal expenses	476,986	1,124,220
	Travel and entertainment expenses	192,792	444,409
	Consulting expenses	1,510,467	331,918
	Borrowing costs	1,655	93
	Other expenses from ordinary activities	2,262,671	1,421,769
1.27	Depreciation and amortisation excluding amortisation of intangibles (see item 2.3)	99,206	57,077

Capitalised outlays
1.28	Interest costs capitalised in asset values
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business	2,359,982	725,193

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 4

Appendix 4B
Half yearly/preliminary final report

Consolidated retained profits

		Current period - $A	Previous corresponding period - $A

1.30	Retained profits (accumulated losses) at the beginning of the financial period	(7,244,206)	(3,805,446)
1.31	Net profit (loss attributable to members (item 1.11)	(6,842,578)	(3,438,760)
1.32	Net transfers from (to) reserves (details if material)	—	—
1.33	Net effect of changes in accounting policies	—	—
1.34	Dividends and other equity distributions paid or payable	—	—

1.35	Retained profits (accumulated losses) at end of financial period	(14,086,784)	(7,244,206)

Intangible and extraordinary items

Consolidated - current period

		Before tax $A (a)	Related tax $A (b)	Related outside + equity interests $A (c)	Amount (after tax) attributable to members $A (d)

2.1	Amortisation of goodwill
2.2	Amortisation of other intangibles
2.3	Total amortisation of intangibles
2.4	Extraordinary items (details)
2.5	Total extraordinary items

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 5

Appendix 4B
Half yearly/preliminary final report

Comparison of half year profits (Preliminary final report only)		Current year - $A	Previous year - $A

3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report)	(2,967,273)	(1,349,442)

3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	(3,875,305)	(2,089,318)

Condensed consolidated statement of financial position		At end of current period $A	As shown in last annual report $A	As in last half yearly report $A

	Current assets
4.1	Cash	8,038,283	6,118,822	3,211,330
4.2	Receivables	579,295	541,601	102,939
4.3	Investments
4.4	Inventories
4.5	Tax assets
4.6	Other (provide details if material)

4.7	Total current assets	8,617,578	6,660,423	3,314,269

	Non-current assets
4.8	Receivables	11,671	11,671	11,671
4.9	Investments (equity accounted)
4.10	Other investments
4.11	Inventories
4.12	Exploration and evaluation expenditure capitalised (see para .71 of AASB 1022)
4.13	Development properties (+mining entities)
4.14	Other property, plant and equipment (net)	151,854	223,300	192,849
4.15	Intangibles (net)	6,460,728	3,400,745	4,896,617
4.16	Tax assets
4.17	Other (provide details if material)

4.18	Total non-current assets	6,624,253	3,635,716	5,101,137

4.19	Total assets	15,241,831	10,296,139	8,415,406

	Current liabilities
4.20	Payables	1,752,819	329,758	987,870
4.21	1Interest bearing liabilities

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 6

Appendix 4B
Half yearly/preliminary final report

4.22	Tax liabilities
4.23	Provisions exc. tax liabilities	416,469	102,776	138,547

4.24	Other (provide details if material)
4.25	Total current liabilities	2,169,288	432,534	1,126,417

	Non-current liabilities
4.26	Payables	13,376	21,723	16,923
4.27	Interest bearing liabilities
4.28	Tax liabilities
4.29	Provisions exc. tax liabilities	49,318	60,586	101,042

4.30	Other (provide details if material)
4.31	Total non-current liabilities	62,694	82,309	117,965

4.32	Total liabilities	2,231,982	514,843	1,244,382

4.33	Net assets	13,009,849	9,781,296	7,171,024

	Equity
4.34	Capital/contributed equity	27,096,633	17,025,502	17,382,502
4.35	Reserves
4.36	Retained profits (accumulated losses)	(14,086,784)	(7,244,206)	(10,211,478)

4.37	Equity attributable to members of the parent entity	13,009,849	9,781,296	7,171,024
4.38	Outside +equity interests in controlled entities

4.39	Total equity	13,009,849	9,781,296	7,171,024

4.40	Preference capital includedas part of 4.37

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised
(To be completed only by entities with mining interests if amounts are material.  Include all expenditure incurred.)

		Current period $A	Previous corresponding period - $A

5.1	Opening balance
5.2	Expenditure incurred during current period
5.3	Expenditure written off during current period
5.4	Acquisitions, disposals, revaluation increments, etc
5.5	Expenditure transferred to Development Properties

5.6	Closing balance as shown in the consolidated balance sheet (item 4.12)

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 7

Appendix 4B
Half yearly/preliminary final report

Development properties
(To be completed only by entities with mining interests if amounts are material)

		Current period $A	Previous corresponding period - $A

6.1	Opening balance
6.2	Expenditure incurred during current period
6.3	Expenditure transferred from exploration and evaluation
6.4	Expenditure written off during current period
6.5	Acquisitions, disposals, revaluation increments, etc.
6.6	Expenditure transferred to mine properties

6.7	Closing balance as shown in the consolidated balance sheet (item 4.13)

Condensed consolidated statement of cash flows

		Current period $A	Previous corresponding period - $A

	Cash flows related to operating activities
7.1	Research programs funding received	338,717	484,368
7.2	Payments to suppliers and employees	(5,499,472)	(4,344,605)
7.3	Dividends received from associates
7.4	Other dividends received
7.5	Interest and other items of similar nature received	187,255	378,348
7.6	Interest and other costs of finance paid	(6,183)	(93)
7.7	Income taxes paid
7.8	Other (provide details if material)	-	82

7.9	Net operating cash flows	(4,979,683)	(3,481,900)

	Cash flows related to investing activities
7.10	Payment for purchases of property, plant and equipment	(27,758)	(211,381)
7.11	Proceeds from sale of property, plant and equipment
7.12	Payment for purchases of equity investments

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 8

Appendix 4B
Half yearly/preliminary final report

7.13	Proceeds from sale of equity investments	-	3,001,740
7.14	Loans to other entities
7.15	Payments for intangible assets	(1,815,868)	(614,883)
7.16	Payments for R&D	(544,114)	(110,310)

7.17	Net investing cash flows	(2,387,740)	(2,065,166)

	Cash flows related to financing activities
7.18	Proceeds from issues of +securities (shares, options, etc.)	9,420,855	3,105,464
7.19	Proceeds from borrowings
7.20	Repayment of borrowings
7.21	Dividends paid
7.22	Other (provide details if material)

7.23	Net financing cash flows	9,420,855	3,105,464

7.24	Net increase (decrease) in cash held	2,053,432	1,688,730
7.25	Cash at beginning of period (see Reconciliation of cash)	6,118,822	4,487,530
7.26	Exchange rate adjustments to item 7.25.	(133,971)	(57,438)

7.27	Cash at end of period (see Reconciliation of cash)	8,038,283	6,118,882

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilitiesbut did not involve cash flows are as follows. ( If an amount is quantified, show comparative amount.)

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A	Previous corresponding period - $A

8.1	Cash on hand and at bank	8,038,283	6,118,822
8.2	Deposits at call
8.3	Bank overdraft
8.4	Other (provide details)

8.5	Total cash at end of period (item 7.27)	8,038,283	6,118,882

Other notes to the condensed financial statements

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 9

Appendix 4B
Half yearly/preliminary final report

Ratios		Current period	Previous corresponding period

9.1	Profit before tax / revenue Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	(2234%)	(277%)
9.2	Profit after tax / +equity interests Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37)	(52%)	20%

Earnings per security (EPS)

10.	Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of AASB 1027: Earnings Per Share are as follows.

Basic EPS (cents per share)	(1.6)	(0.81)
Diluted EPS (cents per share)	(1.6)	(0.81)
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	428,801,790	423,403,058

NTA backing (see note 7)		Current period $A	Previous corresponding period - $A

11.1	Net tangible asset backing per +ordinary security	$0.015	$0.015

Discontinuing Operations
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1        Discontinuing Operations

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 10

Appendix 4B
Half yearly/preliminary final report

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 11

Appendix 4B
Half yearly/preliminary final report

Control gained over entities having material effect

13.1	Name of entity (or group of entities)

13.2

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired

13.3	Date from which such profit has been calculated

13.4	Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period

Loss of control of entities having material effect

14.1	Name of entity (or group of entities)

14.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control

14.3	Date to which the profit (loss) in item 14.2 has been calculated

14.4

Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period

14.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	N.A.

15.2

+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)

N.A.

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 12

Appendix 4B
Half yearly/preliminary final report

15.3	If it is a final dividend, has it been declared? (Preliminary final report only)	N.A.

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend

15.4	(Preliminary final report only) Final dividend: Current year	N.A.	N. A.	N.A.
15.5	Previous year	N.A.	N.A.	N.A.

15.6	(Half yearly and preliminary final reports) Interim dividend: Current year	N.A.	N.A.	N.A.
15.7	Previous year	N.A.	N.A.	N.A.

Total dividend (distribution) per security (interim plus final)
(Preliminary final report only)

		Current year	Previous year

15.8	+Ordinary securities	N.A.	N.A.
15.9	Preference +securities	N.A.	N.A.

Half yearly report - interim dividend (distribution) on all securities  or
Preliminary final report - final dividend (distribution) on all securities

		Current period $A	Previous corresponding period - $A

15.10	+Ordinary securities (each class separately)	N.A.	N.A.
15.11	Preference+securities (each class separately)	N.A.	N.A.
15.12	Other equity instruments (each class separately)	N.A.	N.A.

15.13	Total	N.A.	N.A.

The+dividend or distribution plans shown below are in operation.
Nil

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 13

Appendix 4B
Half yearly/preliminary final report

The last date(s) for receipt of election notices for the+dividend or distribution plans

Any other disclosures in relation to dividends (distributions). (For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)
Nil

Details of aggregate share of profits (losses) of associates and joint venture entities

Group’s share of associates’ and joint venture entities’:		Current period $A	Previous corresponding period $A

16.1	Profit (loss) from ordinary activities before tax
16.2	Income tax on ordinary activities

16.3	Profit (loss) from ordinary activities after tax
16.4	Extraordinary items net of tax

16.5	Net profit (loss)
16.6	Adjustments

16.7	Share of net profit (loss) of associates and joint venture entities

Material interests in entities which are not controlled entities
The economic entity has an interest (that is material to it) in the following entities.  (If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition (“from dd/mm/yy”) or disposal (“to dd/mm/yy”).)

Name of entity		Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)

17.1	Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period $A	Previous corresponding period - $A

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 14

Appendix 4B
Half yearly/preliminary final report

17.2	Total

17.3	Other material interests

17.4	Total

Issued and quoted securities at end of current period
(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

Category of + securities		Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)

18.1	Preference +securities (description)

18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions

18.3	+Ordinary securities	438,878,548	438,878,548

18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	14,924,990 500,000 50,000	14,924,990 500,000 50,000	$0.65 $0.48 $0.53

18.5	+Convertible debt securities (description and conversion factor)

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 15

Appendix 4B
Half yearly/preliminary final report

18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted

18.7	Options (description and conversion factor)			Exercise price	Expiry date (if any)

18.8	Issued during current period	50,000 31,250 14,142,700 766,488 31,250 16,665 21,902,573	50,000 31,250 14,142,700 766,488 31,250 16,665 21,902,573	$1.162 $1.162 $0.65 $0.65 $1.162 $0.566 $0.65	25/06/2005 08/04/2005 06/09/2004 06/09/2004 08/10/2005 17/10/2005 06/09/2004

18.9	Exercised during current period	500,000 6,958 9,544	500,000 6,958 9,544	$0.48 $0.65 $0.65	31/05/2002 24/09/2002 06/12/2002

18.10	Expired during current period

18.11	Debentures (description)

18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted

18.13	Unsecured notes (description)

18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted

Segment reporting
(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting.  Because entities employ different structures a pro forma cannot be provided.  Segment information in the layout employed in the entity’s +accounts should be reported separately and attached to this report.)

Comments by directors
(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting.  The comments do not take the place of the directors’ report and statement (as required by the Corporations Act) and may be incorporated into the directors’ report and statement.  For both half yearly and preliminary final reports, if there are no comments in a section, state NIL.  If there is insufficient space to comment, attach notes to this report.)

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 16

Appendix 4B
Half yearly/preliminary final report

Basis of financial report preparation

19.1

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Interim Financial Reporting.  It should be read in conjunction with the last +annual report and any announcements to the market made by the entity during the period.  The financial statements in this report are “condensed financial statements” as defined in AASB 1029: Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual  financial report. [Delete if preliminary final report.]

19.2

Material factors affecting the revenues and expenses of the economic entity for the current period.  In a half yearly report, provide  explanatory comments about any seasonal or irregular factors affecting operations.

N.A.

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 17

Appendix 4B
Half yearly/preliminary final report

19.3

A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

N.A.

19.4	Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

N.A.

19.5

Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.  (Disclose changes and differences in the half yearly report in accordance with AASB 1029: Interim Financial Reporting.  Disclose changes in accounting policies in the  preliminary final report in accordance with AASB 1001: Accounting Policies-Disclosure).

N.A.

19.6

Revisions in estimates of amounts reported in previous interim periods.  For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annuual reports if those revisions have a material effect in this half year.

N.A.

19.7	Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

N.A.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	N.A
.
20.2	A statement of the fees and commissions payable to the management company or responsible entity.	N.A.

Identify:

•	initial service charges
•	management fees
•	other fees

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 18

Appendix 4B
Half yearly/preliminary final report

Annual meeting
(Preliminary final report only)

The annual meeting will be held as follows:

Place TO BE CONFIRMED	Customs House Queen Street Brisbane Queensland

Date	30 May 2003

Time	11.00am

Approximate date the +annual report will be available	31 March 2003

Compliance statement

1	This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

	Identify other standards used	None

2	This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3	This report does/does not* (delete one) give a true and fair view of the matters disclosed (see note 2).

4	This report is based on +accounts to which one of the following applies.
(Tick one)
	☐	The +accounts have been audited.	☐	The +accounts have been subject to review.

	☒	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have not yet been audited or reviewed.

5

If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* (delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)

6	The entity has/does not have* (delete one) a formally constituted audit committee.

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 19

Appendix 4B
Half yearly/preliminary final report

Sign here:	/S/ SYLVIE MOSER-SAVAGE	Date:	14 March, 2003

(Director/Company Secretary)

Print name:	sylvie moser-savage

Notes

1.

For announcement to the market  The percentage changes referred to in this section are the percentage changes calculated by comparing the current period’s figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down.  If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits.  Explain the reason for the omissions in the note at the end of the announcement section.  Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1.  The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2.

True and fair view  If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3.	Condensed consolidated statement of financial performance

	Item 1.1	The definition of “revenue” and an explanation of “ordinary activities” are set out in AASB 1004: Revenue, and AASB 1018: Statement of Financial Performance.
Item 1.6

This item refers to the total tax attributable to the amount shown in item 1.5.  Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4.

Income tax If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax prima facie payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts.  The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column “Franked amount per security at% tax” for items 15.4 to 15.7.

5.	Condensed consolidated statement of financial position

Format  The format of the consolidated statement of financial position should be followed as closely as possible.  However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of AASB 1029: Interim Financial Reporting, and AASB 1040: Statement of Financial Position.  Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

Basis of revaluation  If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted.  The description must meet the requirements of AASB 1010:  Accounting for the Revaluation of Non-Current Assets.  If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 20

Appendix 4B
Half yearly/preliminary final report

6.

Condensed consolidated statement of cash flows  For definitions of  “cash” and other terms used in this report see AASB 1026:  Statement of Cash Flows.  Entities should follow the form as closely as possible, but variations are permitted if the directors (in the case of a trust, the management company) believe that this presentation is inappropriate.  However, the presentation adopted must meet the requirements of AASB 1026.  +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7.

Net tangible asset backing  Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc).  +Mining entities are not required to state a net tangible asset backing per +ordinary security.

8.

Gain and loss of control over entities  The gain or loss must be disclosed if it has a material effect on the +accounts.  Details must include the contribution for each gain or loss that increased or decreased the entity’s consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9.

Rounding of figures  This report anticipates that the information required is given to the nearest $1,000.  If an entity reports exact figures, the $A headings must be amended.  If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000,  and the $A headings  must be amended.

10.

Comparative figures  Comparative figures are to be presented in accordance with AASB 1018 or AASB 1029 Interim Financial Reporting as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate.  However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached.  For the statement of financial performance, AASB 1029 Interim Financial Reporting requires information on a year to date basis in addition to the current interim period.  Normally an Appendix 4B to which AASB 1029 Interim Financial Reporting applies would be for the half year and consequently the information in the current period is also the year to date.  If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by AASB 1029 Interim Financial Reporting.  This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11.

Additional information  An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report.  The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently.  Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX.  For example, a director’s report and declaration, if lodged with the +ASIC, must be given to ASX.

12.

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13.

Corporations Act financial statements  This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 21

Appendix 4B
Half yearly/preliminary final report

14.	Issued and quoted securities The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15.

Details of expenses  AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature or function.  For foreign entities, there are similar requirements in other accounting standards accepted by ASX.  AASB ED 105 clarifies that the disclosures required by AASB 1018 must be either all according to nature or all according to function.  Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items  AASB 1018 requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is relevant in explaining the financial performance of the reporting entity.  The term “relevance” is defined in AASB 1018. There is an equivalent requirement in AASB 1029: Interim Financial Reporting. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16.

Dollars  If reporting is not in A$, all references to $A must be changed to the reporting currency.  If reporting is not in thousands of dollars, all references to “000” must be changed to the reporting value.

17.	Discontinuing operations

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with AASB 1042 Discontinuing Operations.

In any case the information may be provided as an attachment to this Appendix 4B.

18.	Format

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+See chapter 19 for defined terms.

30/06/2002	Appendix 4B page 22

FACSIMILE TRANSMISSION

TO:	COMPANY ANNOUNCEMENTS OFFICE
AUSTRALIAN STOCK EXCHANGE

FAX:	1900 999 279

FROM:	SYLVIE MOSER-SAVAGE

DATE:	20 MARCH 2003

SUBJECT:	AMENDMENT TO APPENDIX 4B

No. of Pages (including this one):	1

Dear Sir/Madam,

In Appendix 4B lodged 14 March 2003, the Company advised that the approximate date the Annual Report will be available 31 March 2003.  Please note that the approximate date the Annual Report will be available is 30 April 2003.

Yours sincerely
METAL STORM LIMITED

SYLVIE MOSER-SAVAGE
Company Secretary

METAL STORM LIMITED A.C.N. 064 270 006

Company Contact:	Investor Contact:	Media Contact:
Sylvie Moser-Savage	Frank Sufferini	John Bayly
Metal Storm Limited	Orient Capital Pty Ltd	Bayly Willey Holt
TEL: 07 3221 9733	TEL: 02 9964 0200	TEL: 07 3368 2355
ms@metalstorm.com

METAL STORM ANNOUNCES EXECUTIVE CHANGES TO PROGRESS GROWTH STRATEGY

BRISBANE,  March 26, 2003:   Metal Storm Limited (ASX trading code: MST and NASDAQ ticker symbol: MTSX) today announced important changes to its executive team, the purpose of which is to further accelerate its recent progress in securing United States R&D programs. The personnel changes include:

•	the appointment of a new CEO, Chuck Vehlow, effective immediately;
•

the company’s founder and inventor of Metal Storm technology, Mike O’Dwyer, standing down as CEO to focus solely on innovation and product development.  He will immediately assume the full time executive position of Director – Scientific Innovation;

•

the imminent appointment of a new executive in Australia with responsibility for investor relations, business development and commercialisation opportunities in Australia, United Kingdom, Europe and Asia.

Metal Storm’s Chairman, Bill Owens said, “The company has appointed Chuck Vehlow as Chief Executive Officer.  Chuck has been the company’s Chief Corporate Officer for almost 12 months, and his background is in taking R&D projects through to successful completion of procurement contracts, and experience in leading negotiations of technology licence agreements, and mergers and acquisitions.  As a former executive with Boeing and McDonnell-Douglas he held positions in engineering, manufacturing, and distribution.  This commercial experience with major US defence industry companies, combined with his defence R&D program experience, makes him well suited to lead the company forward.”

“These important structural changes will allow Mike O’Dwyer to work full time on advancing innovation and product development of Metal Storm technology.  Mike’s role is targeted at moving product into defence industry markets as well as technical support to the US R&D program effort.   Metal Storm is pursuing defence R&D programs which lead to improving revenue opportunities, creating new defence weapon systems, enhancing collaboration opportunities with US defence companies and expanding existing relationships.”

Metal Storm recently secured four funded defence SBIR programs and is actively pursuing a significantly greater number of funded SBIR programs in 2003 and beyond as it broadens its R&D base and capitalises on US R&D funding opportunities for its technology.

As a consequence of the company’s increasing focus on activities in the US and in recognition of US corporate governance best practice, two of Metal Storm’s directors will retire from the board.  Peter Pursey has been a director since 1994 and Brett Heading since 1998 and their efforts are much appreciated by the company.  Following these changes the board will reduce to six directors, comprising;

•	Admiral Bill Owens (retd)	Non-Executive Chairman
Former Vice-Chairman US Joint Chiefs of Staff
Co-Chief Executive Officer and Vice Chairman of Teledesic, LLC.
Director of Telstra Corporation Limited

•	General Wayne Downing (retd)	Non-Executive Director
Former US National Director and Deputy National Security Advisor for
Combating Terrorism
Former Commander in Chief of the US Special Operations Command

•	Lt. General Dan Christman (retd)	Non-Executive Director
President and Executive Director of the Kimsey Foundation
Former Superintendent of US Military Academy, West Point

•	Mike O’Dwyer	Executive Director
Metal Storm inventor
Company founder and largest shareholder of Metal Storm Limited

•	Kevin Dart	Non-Executive Director
CEO and Director of Charter Pacific Corporation Limited
Director of AGT Biosciences Limited

•	Terry O’Dwyer	Non-Executive Director
Chairman BDO Kendalls
Director of Bendigo Bank Limited
Director of Breakfree Limited
Director of CS Energy Limited

Mike O’Dwyer added, “It is very exciting for me to see the company progress to the next stage of its life cycle with the appointment of a highly talented and experienced US resident Chief Executive Officer.  Chuck Vehlow will be supported by a board comprising three former high ranking military leaders, and three long-standing Australian directors.”

“The proposed US Defense R&D and Procurement budget for 2003 totals approximately AU$205 billion, and the changes we have announced today emphasise Metal Storm’s commitment to accessing future programs for our technology.”

Visit www.metalstorm.com

About Metal Storm
Metal Storm Limited is a research and development company based in Brisbane, Australia.  The company is capturing attention from defence organisations worldwide with its revolutionary 100% electronic ballistics technology, which has no known conventional equivalent.  Metal Storm currently has approximately US$50 million in research and development funding in place to develop its technology from leading government defence-related agencies in Australia and the United States.  Additionally, the company is well positioned to support the U.S. government’s more urgent homeland defence needs.  Recently, the U.S. Department of Defense has accelerated the programs under development as it strengthens its counter-terrorism capabilities.

Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the U.S., changes in tax and other laws, changes in competition and the loss of key personnel.  For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Metal Storm Limited
ACN 064 270 006

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of directors	Mr JBL Heading
Mr PLG Pursey

Date of last notice	7 January 2002

Date that the directors ceased to be directors	26 March 2003

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

Mr JBL Heading held 1,055,000 shares in the company

Mr PLG Pursey held 7,685,000 shares in the company

+See chapter 19 for defined terms.

33

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of securities

Note: Provide details of the circumstances giving rise

to the relevant interest

Part	3 – Director’s interests in contracts

Detail of contract

Nature of interest

Name of registered holder (if issued securities)

No. and class of securities to which interest relates

34

Metal Storm Limited

ACN 064 270 006

Financial Report 31 December 2002

Financial Report

31 December 2002

Corporate Governance Statement

The Directors are responsible for the corporate governance practices of the company. Set out below are the main corporate governance practices that were in operation throughout the financial year.

The Board of Directors

The Board carries out its responsibilities according to the following mandate:

•	the Board should comprise at least six directors;

•	the Board should be made up of at least two-thirds of non-executive directors;

•	the Chairman of the Board should be a non-executive director;

•	the directors should possess a broad range of skills, qualifications and experience;

•	the Board should meet on a monthly basis; and

•	the Board shall review the activities and performance of the company’s management and shall be provided with all relevant information concerning the activities of the company.

On the day on which the Directors’ Report is made out, the Board consisted of five non-executive Directors and one executive Director. Details of the directors are set out in the Directors’ Report.

The primary responsibilities of the Board include:

•	the approval of the annual and half-year financial report;

•	the establishment of the long term goals of the company and strategic plans to achieve those goals;

•	the review and adoption of annual budgets for the financial performance of the company and monitoring the results on a quarterly basis; and

•	ensuring that the company has implemented adequate systems of internal controls together with appropriate monitoring of compliance activities.

Independent Professional Advice

With the prior approval of the Chairman, each director has the right to seek independent legal and other professional advice at the company’s expense concerning any aspect of the company’s operations or undertakings in order to fulfill their duties and responsibilities as directors.

Audit Committee

The Board has established an Audit Committee consisting of three Directors, at least two of whom are non-executive Directors. The current members of the Audit Committee are:

Mr TJ O’Dwyer (Chairman)

Mr JM O’Dwyer

Lt Gen DW Christman

The Audit Committee provides a forum for the effective communication between the Board and the external and internal auditor functions. The Audit Committee reviews:

•	the annual and half-year financial report prior to their approval by the Board;

•	the effectiveness of management information systems and systems of internal control; and

•	the efficiency and effectiveness of the internal and external audit functions, including reviewing the respective audit plans.

The Audit Committee invites the external auditors to attend audit committee meetings where appropriate. The audit committee also meets with and receives reports from the external auditors concerning any matters which arise in connection with the performance of their role, including the adequacy of internal controls.

The Audit Committee has determined internal audit procedures appropriate for the company’s present financial and administrative position and complexity. Members of the Audit Committee administer the procedures and report to the Board in respect of this matter.

Remuneration Committee

The Board has established a remuneration committee consisting of two non-executive directors. The current member of the Remuneration Committee is as follows:

Mr TJ O’Dwyer

Mr JBL Heading was a member of the remuneration committee until 26 March 2003. A replacement for Mr JBL Heading is to be appointed.

The remuneration committee reviews the remuneration policies applicable to all Directors and executive officers on an annual basis and makes recommendations on remuneration packages and terms of employment to the board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company’s operations, the Remuneration Committee may seek the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a)	Salary/fees;

b)	Benefits—including the provision of motor vehicle, superannuation and health benefits; and

c)	Incentives schemes—including performance-related bonuses and share options under the Discretionary Share Option Scheme.

Particulars concerning directors’ and executives’ remuneration and the company’s executive and the Discretionary Share Option Scheme are set out in notes 4 to 6 to the financial statements.

Risk Management

The Board is responsible for the company’s system of internal controls. The Board constantly monitors the operational and financial aspects of the company’s activities and, through the Audit Committee, the Board considers the recommendations and advice of external and internal auditors and other external advisers on the operational and financial risks that face the company.

The Board receives recommendations made from the external and internal auditors and other external advisers. These recommendations and appropriate action is taken as and when the Board determines is necessary to ensure an adequate and appropriate internal control environment is in place to manage the key risks identified.

In addition, the Board investigates ways of enhancing existing risk management strategies, including appropriate segregation of duties and that management has suitably qualified and experienced personnel in key positions.

Code of Conduct

As part of the Board’s commitment to the highest standard of conduct, the company has adopted a code of conduct to guide executives, management and employees in carrying out their duties and responsibilities. The code of conduct covers such matters as:

•	responsibilities to shareholders;

•	compliance with laws and regulations;

•	relations with customers and suppliers;

•	ethical responsibilities;

•	employment practices; and

•	responsibilities to the environment and the community.

Directors’ Report

The Directors of Metal Storm Limited submit herewith the annual financial report for the financial year ended 31 December 2002. Pursuant to the provisions of the Corporations Act 2001, the Directors’ report as follows:

The names and particulars of the Directors of the company during or since the end of the financial year are:

Name	Particulars

Admiral W.A. Owens

BS BA MA MBA, aged 62, retired in 1996 as Vice Chairman Joint Chiefs of Staff US Defense Forces, senior command experience in defence forces and senior advisor to US Secretary of the Navy. Director since March 2000 and Chairman since October 2001.

Mr J.B.L. Heading	B.Com LLB(Hons) ASIA, aged 46, Solicitor, partner and head of the Corporate Advisory Group of the law firm, McCullough Robertson. Chairman and director since 1998, Deputy Chairman since October 2001.

Mr J.M. O’Dwyer	Managing Director, aged 58. Chief Executive Officer and Director since 1994 and inventor of the Metal Storm technology. Mr J.M. O’Dwyer stood down as Chief Executive Officer on 26 March 2003.

Mr K.J. Dart	FAICD, aged 51, Chief Executive Officer of Charter Pacific Corporation Limited with wide business experience in a variety of leading edge technologies. Director since 1994.

Mr T.J. O’Dwyer	B Com Dip Adv Acc FCA FAIM FAICD, aged 53, Chartered Accountant in private practice with wide business experience gained with a number of private and public sector boards. Director since 1998.

Mr. P.L.G. Pursey, AM

AM MBA, aged 53, retired as Brigadier in the Australian Army in 2000, Detailed knowledge of defence-related technology and strategic security issues. Major contribution to developing and implementing Metal Storm’s strategies for progressing the technology’s application to a variety of environments. Director since 1994.

General W.A. Downing

BSc MBA, aged 62, retired in 1996 as Commander in Chief of US Special Operations Forces, broad experience with the US Congress and other US Government agencies, Director since October 1999. Retired as a director October 2001 upon appointment as US Deputy Director for National Security and President George Bush’s principal adviser on combating terrorism.

Lt Gen Daniel W. Christman

Aged 59 retired in 2001 after 36 years of experience in positions of increasing responsibility in the Army and the U.S. federal government. Prior to his retirement, Lt Gen Christman served two years as assistant to the Chairman of the Joint Chiefs of Staff in the Pentagon. Lt Gen Christman served five years as Superintendent of West Point. Director since June 2002.

The above-named Directors held office during and since the end of the financial year except for:

•	General Downing returned as a non-executive director 22 October 2002;

•	Mr P.L.G. Pursey retired from the Board on 26 March 2003; and

•	Mr J.B.L. Heading retired form the Board on 26 March 2003.

The following directors were alternate directors during the financial year.

•	Mr SA Cole was an alternate director for Mr KJ Dart.

Principal Activities

The consolidated entity’s principal activity in the course of the financial year was the further development of its electronic ballistics technology.

During the financial year there was no significant change in the nature of that activity.

Review of Operations

The company continued its program of establishing the significance of its electronic ballistics technology to government agencies in USA, Europe and Australia.

Share Capital

The company raised capital of A$9,192,755 following a private placement of 14,142,700 ordinary shares to a range of institutional and private investors. The company also announced a bonus option scheme to existing shareholders on a 1 for 20 basis, exercisable at A$0.65 per share up until 6 September 2004.

US Office – Chief Corporate Officer appointed

Mr Chuck Vehlow was appointed as Chief Corporate Officer. Mr Vehlow has responsibility for the company’s operational business in the US including developing and consolidating relationships with the defence industry, US Department of Defence, commercial and civilian markets. On 26 March 2003, Mr Vehlow was appointed Chief Executive Officer.

Australian Defence Science and Technology Organisation

Defence Science and Technology Organisation (DSTO) completed first successful test firing of a 60mm projectile from Metal Storm’s weaponry system, significantly widening the potential military and civil application of the company’s technology. Continued research by the DSTO into the high pressure application of Metal Storm technology, culminated in the first successful firing of a stacked round 50 calibre prototype system, with chamber pressure exceeding 72000 pounds per square inch (psi).

Technology Development

Funds committed by third parties to the development of Metal Storm technology under agreements, up to 31 December 2002 was $46,504,790, inclusive of approximately $41 million Stage 1 funding of the US/Australian government commitment pursuant to a government to government agreement executed in November 2000 (2000: $60,000,000). This does not include approximately $38 million Stage 2 funding of the US/Australian government commitment pursuant to a government to government agreement executed in November 2000. Amounts expensed to date under the various agreements are not available for public disclosure.

Changes In State Of Affairs

During the financial year there was no significant change in the state of affairs of the consolidated entity other than that referred to in the financial statements or notes thereto.

Subsequent Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Future Developments

Disclosure of information regarding likely developments in the operations of the consolidated entity in future financial years and the expected results of those operations is likely to result in unreasonable prejudice to the consolidated entity. Accordingly, this information has not been disclosed in this report.

Dividends

No dividends have been paid or declared since the start of the financial year and the Directors do not recommend the payment of a dividend in respect of the year.

Share Options

Share Options Granted to Directors and Executives

During and since the end of the financial year an aggregate of 62,500 share options were granted to the following Directors and executives of the company:

Directors and Executives	Number of Options Granted	Issuing Entity	Number of Ordinary Shares Under Option
Mr C A Vehlow	62,500	Metal Storm Limited	62,500

Executive and Employee Share Option Plan

Details of the executive and employee share option plan are disclosed in note 6 to the financial statements.

Indemnification of Officers and Auditors

During the financial year, the company paid a premium in respect of a contract insuring the Directors of the company (as named above), the company secretary, Sylvie Moser-Savage, and all executive officers of the company and of any related body corporate against a liability incurred as such a director, secretary or executive officer to the extent permitted by the Corporations Act 2001. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium.

The company has not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an officer or auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Directors’ Meetings

The following table sets out the number of Directors’ meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member). During the financial year, 14 Board meetings, no Remuneration Committee meetings and 5 Audit Committee meetings were held.

	Board of Directors		Nomination & Remuneration Committee		Audit Committee
Directors	Held	Attended	Held	Attended	Held	Attended
KJ Dart	14	12	—	—	—	—
JBL Heading	14	14	—	—	5	2
JM O’Dwyer	14	14	—	—	5	1
TJ O’Dwyer	14	9	—	—	5	5
WA Owens	14	12	—	—	—	—
PLG Pursey	14	14	—	—	—	—
WA Downing (re-appointed 22 October 2002)	2	1	—	—	—	—
DW Christman	10	7	—	—	1	1
SA Cole	14	2	—	—	—	—

Directors’ Shareholdings

The following table sets out each Directors’ relevant direct and indirect interest in shares, debentures, and rights or options in shares or debentures of the company or a related body corporate as at the date of this report.

Directors	Fully Paid Ordinary Shares	Listed Share Options	Executive Share Options
KJ Dart	114,476,181	5,718,809
JBL Heading	1,055,000	—	—
JM O’Dwyer	199,729,559	9,986,478	—
TJ O’Dwyer	50,000	—	—
WA Owens	—	—	3,000,000
PLG Pursey	7,685,000	384,250	—
WA Downing (re-appointed 22 October 2002)	500,000	—	2,500,000
DW Christman	—	—	—

Refer to Note 6 and Note 19 of the accounts for details.

Directors’ and Executives’ Remuneration

The Remuneration Committee reviews the remuneration packages of all Directors and executive officers on an annual basis and makes recommendations to the Board. Remuneration packages are reviewed with due regard to performance and other relevant factors.

In order to retain and attract executives of sufficient calibre to facilitate the efficient and effective management of the company’s operations, the remuneration committee seeks the advice of external advisers in connection with the structure of remuneration packages.

Remuneration packages contain the following key elements:

a)	Salary/fees;

b)	Benefits – including the provision of motor vehicle, superannuation and health benefits; and

c)	Incentive schemes – including performance-related bonuses and share options under the executive and employee share option plan as disclosed in note 6 to the financial statements.

The following table discloses the remuneration of the Directors of the company; during the 2002 financial year:

Name	Salary/ Fees	Benefits	Incentive Schemes	Total
Executive Director
James Michael O’Dwyer	427,868	49414	—	477,282
Non-Executive Directors
Kevin John Dart	45,000	—	—	45,000
James Brett Lochran Heading	65,000	—	—	65,000
Terence James O’Dwyer	45,000	—	—	45,000
William Arthur Owens	65,000	152,356	—	217,356
Peter Louis George Pursey	45,000	116,646	—	161,646
Daniel W. Christman	21,158	—	—	21,158
Wayne Allan Downing (re-appointed 22 October 2002)	—	—	—	—

The following table discloses the remuneration of the 5 highest remunerated executives of the company and the consolidated entity; during the 2002 financial year:

Name	Salary/ Fees	Benefits	Incentive Schemes	Total
Company
James Michael O’Dwyer	427,868	49,414	—	477,282
Peter R Wetzig	97,615	30,156	—	127,771
Consolidated Entity
Charles A Vehlow	316,514	—	—	316,514
Arthur David Schatz	238,532	14,258	—	252,790
Russell Zink	75,688	—	—	75,688

During the year the company issued 50,000 ordinary shares at an issue price of $0.52 per ordinary share to executives and employees. The total market value of such shares at 31 December 2002 was $26,000.

Signed in accordance with a resolution of the Directors made pursuant to s.298(2) of the Corporations Act 2001.

On behalf of the Directors

JBL Heading Director	TJ O’Dwyer Director

BRISBANE

Date: 31 March 2003	20 March 2002

Independent Audit Report

To the members of Metal Storm Limited

Scope

We have audited the financial report of Metal Storm Limited for the financial year ended 31 December 2002, as set out on pages 10 to 13, including the Directors’ Declaration. The financial report includes the financial statements of Metal Storm Limited, and the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at year’s end or from time to time during the financial year. The company’s Directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Australian Accounting Standards, other mandatory professional reporting requirements in Australia and statutory requirements, so as to present a view which is consistent with our understanding of the company’s and the consolidated entity’s financial position and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Metal Storm Limited is in accordance with:

(a)	the Corporations Act 2001 including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2002 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards and the Corporations Regulations 2001; and

(b)	other mandatory professional reporting requirements in Australia.

Ernst & Young

Graeme Browning

Partner

Brisbane

Date:31 March 2003

Directors’ Declaration

In accordance with a resolution of the Directors of Metal Storm Limited, we state that:

In the opinion of the Directors:

(a)	the financial statements and notes of the company and the consolidated entity are in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2002 and of their performance for the year ended on that date; and

(ii)	complying with Accounting Standards and Corporations Regulations 2001; and

(b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

TJ O’Dwyer
Director

Brisbane

31 March 2003

Metal Storm Limited

Statement of Financial Performance

Year Ended 31 December 2002

		Consolidated		Company
	Note	2002 $	2001 $	2002 $	2001 $
Revenue from ordinary activities	2	210,227	1,059,955	192,698	1,057,941
Employee expenses		(2,449,429)	(1,264,511)	(1,028,045)	(1,087,094)
Depreciation expense		(99,206)	(57,077)	(79,859)	(55,087)
Accounting and audit expenses		(155,672)	(34,903)	(155,672)	(34,903)
Legal expenses		(476,986)	(1,124,220)	(414,264)	(1,123,315)
Travel and entertainment expenses		(192,792)	(444,409)	(126,450)	(443,215)
Consulting expenses		(1,510,467)	(331,918)	(1,415,826)	(331,918)
Borrowing costs		(1,655)	(93)	(728)	(93)
General and administrative expenses		(2,166,598)	(1,241,584)	(1,878,111)	(1,169,050)

Loss from Ordinary Activities Before Income Tax Expense		(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)
Income tax expense relating to ordinary activities	3	—	—	—	—

Net Loss	20	(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)

Total Revenues, Expenses and Valuation Adjustments Attributable to Members of Metal Storm Limited and Recognised Directly in Equity		—	—	—	—

Total Changes in Equity Other than those Resulting from Transactions with Owners as Owners		(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)

Earnings Per Share
—Basic (cents per share)	23	(1.60)	(0.81)	(1.14)	(0.75)
—Diluted (cents per share)		(1.60)	(0.81)	(1.14)	(0.75)

Metal Storm Limited

Statement of Financial Position

at 31 December 2002

		Consolidated		Company
	Note	2002 $	2001 $	2002 $	2001 $
Current Assets
Cash assets		8,038,283	6,118,822	7,440,630	5,977,040
Receivables	8	584,697	541,601	584,697	930,109

Total Current Assets		8,622,980	6,660,423	8,025,327	6,907,149

Non-Current Assets
Receivables	9	11,671	11,671	2,458,635	—
Investments in subsidiaries	10	—	—	2,920	2,920
Property, plant and equipment	11	151,854	223,300	110,200	172,138
Intangibles	12	6,460,728	3,400,745	6,460,728	3,400,745

Total Non-Current Assets		6,624,253	3,635,716	9,032,483	3,575,803

Total Assets		15,247,233	10,296,139	17,057,810	10,482,952

Current Liabilities
Payables	13	1,752,819	329,758	1,715,653	329,758
Provisions	14	421,871	102,776	94,643	95,536

Total Current Liabilities		2,174,690	432,534	1,810,296	425,294

Non-Current Liabilities
Payables	15	13,376	21,723	—	—
Provisions	16	49,318	60,586	49,318	24,336

Total Non-Current Liabilities		62,694	82,309	49,318	24,336

Total Liabilities		2,237,384	514,843	1,859,614	449,630

Net Assets		13,009,849	9,781,296	15,198,196	10,033,322

Equity
Contributed equity	19	27,096,633	17,025,502	27,096,633	17,025,502
Accumulated losses	20	(14,086,784)	(7,244,206)	(11,898,437)	(6,992,180)

Total Equity		13,009,849	9,781,296	15,198,196	10,033,322

Metal Storm Limited

Statement of Cash Flows

Year Ended 31 December 2002

			Consolidated		Company
	Note		2002 $	2001 $	2002 $	2001 $
Cash Flows From Operating Activities
Research programs funding received			338,717	484,368	337,157	484,368
Payments to suppliers and employees			(5,499,459)	(4,344,605)	(3,911,786)	(4,162,679)
Interest and bill discounts received			187,255	378,348	182,958	376,334
Interest and other costs of finance paid			(6,183)	(93)	(4,095)	(93)
Sundry income			—	82	—	82

Net cash provided by/(used in) operating activities	25	(b)	(4,979,670)	(3,481,900)	(3,395,766)	(3,301,988)

Cash Flows From Investing Activities
Payments for deposits			—	(11,671)	—	—
Payments for investments in subsidiary			—	—	—	(2,920)
Payment for property, plant and equipment			(27,771)	(211,381)	(17,932)	(158,229)
Proceeds from sale of property, plant and equipment			—	227	—	227
Payment for intangible assets			(1,815,868)	(614,883)	(1,815,868)	(614,883)
Research and development costs paid			(544,114)	(98,866)	(544,114)	(98,866)
Proceeds from sale of investments			—	3,001,740	—	3,001,740

Net cash provided by/(used in) investing activities			(2,387,753)	2,065,166	(2,377,914)	2,127,069

Cash Flows From Financing Activities
Proceeds from issues of equity securities			9,420,855	3,105,464	9,420,855	3,105,464
Payment for loan to subsidiary			—	—	(2,070,127)	(388,508)

Net cash provided by/(used in) financing activities			9,420,855	3,105,464	7,350,728	2,716,956

Net Increase (Decrease) In Cash Held			2,053,432	1,688,730	1,577,048	1,542,037
Cash At The Beginning Of The Financial Year			6,118,822	4,487,530	5,977,041	4,487,530
Effects of exchange rate changes on the balance of cash held in foreign currencies			(133,971)	(57,438)	(113,459)	(52,526)

Cash At The End Of The Financial Year	25	(a)	8,038,283	6,118,822	7,440,630	5,977,041

Metal Storm Limited

Notes to the Financial Statements

31 December 2002

1.	Summary of Significant Accounting Policies

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the Corporations Act 2001, applicable Accounting Standards and Urgent Issues Group Consensus Views, and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

(a)    Accounts Payable

Trade payables and other accounts payable are recognised when the economic entity becomes obliged to make future payments resulting from the purchase of goods and services.

(b)    Changes in Accounting Policy

The accounting policies adopted are consistent with those in the previous year except for the accounting policy with respect to earnings per share.

The consolidated entity has adopted the revised Accounting Standard AASB 1027 “Earnings Per Share” and has for the first time, determined basic and diluted earnings per share in accordance with the revised Standard. Basic earnings per share (EPS) was previously calculated by dividing profit from ordinary activities after tax and preference dividends by the weighted average number of ordinary shares outstanding during the financial year. In accordance with the revised AASB 1027, basic EPS is now calculated as net profit attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS was previously determined by dividing the profit from ordinary activities after tax and preference dividends adjusted for the effect of earnings on potential ordinary shares, by the weighted average number of ordinary shares (both issued and potentially dilutive) outstanding during the year. In accordance with AASB 1027, diluted EPS is now calculated as net profit attributable to members, adjusted for:

-	costs of servicing equity (other than dividends) and preference share dividends;

-	the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

-	other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares;

divided by the weighted average number of ordinary shares and potentially dilutive ordinary shares.

The revised policy has not had a material effect on the basic and diluted EPS for the 2002 financial year.

(c)    Acquisition of Assets

Assets acquired are recorded at the cost of acquisition, being the purchase consideration determined as at the date of acquisition plus costs incidental to the acquisition.

In the event that settlement of all or part of the cash consideration given in the acquisition of an asset is deferred, the fair value of the purchase consideration is determined by discounting the amounts payable in the future to their present value as at the date of acquisition.

Metal Storm Limited

Notes continued

31 December 2002

1.	Summary of Significant Accounting Policies (cont’d)

(d)    Capital Gains Tax

No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets.

(e)    Depreciation

Depreciation is provided on property, plant and equipment, including freehold buildings but excluding land and investment properties. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life. The following estimated useful lives are used in the calculation of depreciation:

•	Plant and equipment 2.5 to 5 years

(f)    Employee Entitlements

Provision is made for benefits accruing to employees in respect of wages and salaries, annual leave, long service leave, and sick leave when it is probable that settlement will be required and they are capable of being measured reliably.

Provisions made in respect of wages and salaries, annual leave and other employee entitlements expected to be settled within 12 months, are measured at their nominal values.

Provisions made in respect of other employee entitlements such as long service leave which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the economic entity in respect of services provided by employees up to the reporting date.

(g)    Financial Instruments Issued by the Company

Debt and Equity Instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction Costs on the Issue of Equity Instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and Dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the balance sheet classification of the related debt or equity instruments or component parts of compound instruments.

h)    Foreign Currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at that date.

Metal Storm Limited

Notes continued

31 December 2002

1.	Summary of Significant Accounting Policies (cont’d)

(i)    Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

•	where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

•	for receivables and payables which are recognised inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

(j)    Income Tax

Tax-effect accounting principles are adopted whereby income tax expense is calculated on pre-tax accounting profits after adjustment for permanent differences. The tax-effect of timing differences, which occur when items are included or allowed for income tax purposes in a period different to that for accounting, is shown at current taxation rates in provision for deferred income tax and future income tax benefit, as applicable. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised.

(k)    Investments

Investments in controlled entities are recorded at cost. Investments in associates are accounted for under the equity method in the consolidated financial statements and the cost method in the company financial statements. Other investments are recorded at cost.

Dividend revenue is recognised on a receivable basis. Interest revenue is recognised on an accrual basis.

(l)    Patents, Trademarks and Licences

Patents, trademarks and licences are recorded at the cost of acquisition and amortised over their useful lives. The Directors’ view of the useful life of existing patents, trademarks and licences ranges between 5 and 20 years. The annual amortisation expense has been capitalised to research and development during the year.

(m)    Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the economic entity, being the company (the parent entity) and its controlled entities as defined in accounting standard AASB 1024 “Consolidated Accounts”. A list of controlled entities appears in note 0 to the financial statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the company obtains control and until such time as the company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits arising within the economic entity are eliminated in full.

(n)    Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(o)    Recoverable Amount of Non-Current Assets

Non-current assets are written down to recoverable amount where the carrying value of any non-current asset exceeds recoverable amount. In determining the recoverable amount of non-current assets, the expected net cash flows have not been discounted to their present value.

Metal Storm Limited

Notes continued

31 December 2002

1.	Summary of Significant Accounting Policies (cont’d)

(p)    Research and Development Costs

Metal Storm technology acquisition and research and development costs are expensed as incurred, except where future benefits are expected, beyond any reasonable doubt, to exceed those costs. When research and development costs are deferred, such costs are amortised over the period in which the corresponding benefits are expected to arise, commencing with the commercial production of the product. Unamortised costs are reviewed at each balance date to determine the amount (if any) that is no longer recoverable and any amount so identified is written off.

(q)    Revenue Recognition

Research Program Income.

Revenue arising from research program income is recognised when the services required to be performed under the relative milestone/deliverable requirement has been completed and the entitlement to the income earned.

(r)    Technology Development

Expenditure by third parties to model and further develop the existing Metal Storm technology has not been recognised as an asset. This expenditure is not administered by the company, however the company retains the ownership of key elements of the intellectual property that is produced by these development programs.

Metal Storm Limited

Notes continued

31 December 2002

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
2. Loss From Ordinary Activities
Loss from ordinary activities before income tax includes the following items of revenue and expense:
(a) Revenue	187,255	378,349	182,958	376,334
Interest	22,738	681,525	9,506	681,525
Research Program income	234	81	234	82

Other	210,227	1,059,955	192,698	1,057,941

(b) Expenses
Borrowing Costs
Interest—borrowing costs	1,655	93	728	93
Depreciation—non-current assets:
Property, plant and equipment	99,206	57,077	79,859	55,087

Net transfers to provisions:
Provision for annual leave	59,877	50,732	13,918	43,492
Provision for long service leave	24,982	5,275	24,982	5,275

Foreign exchange loss	133,971	57,438	113,460	52,526
Operating lease rental payments	220,200	163,148	78,771	120,538
Proceeds from sale of property, plant and equipment	(473)	(227)	(473)	(227)

Metal Storm Limited

Notes continued

31 December 2002

3. Income	Tax

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
The prima facie income tax expense on pre-tax accounting profit reconciles to the income tax expense in the financial statements as follows:
Loss from Ordinary Activities	(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)

Income tax expense calculated at 30% (2001: 34%) of operating loss	(2,052,773)	(1,160,545)	(1,471,877)	(1,110,140)

Permanent Differences:
Non-deductible legal expenses	49,246	142,674	39,938	142,674
Research & Development	(93,309)	(60,706)	(93,309)	(60,706)
Other	7,979	(172,758)	7,879	(173,760)
Effect on future income tax benefit and provision for deferred income tax due to the change in income tax rate from 36% to 34% (effective 1 July 2000) and 30% (effective 1 July 2001)	—	(2,666)	—	(2,666)

	(2,088,857)	(1,254,001)	(1,517,369)	(1,204,598)
Tax losses not brought to account	2,088,857)	1,254,001	1,517,369	1,204,598

Income tax expense attributable to operating loss	—	—	—	—

Income Tax Losses
Future income tax benefit arising from tax losses of the consolidated entity not brought to account at reporting date as the realisation of the benefit is not regarded as virtually certain	5,316,322	3,227,465	4,695,431	3,178,062

The future income tax benefit will only be obtained if:

a)	future assessable income is derived of a nature and of amount sufficient to enable the benefit to be realised;
b)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
c)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit.

Metal Storm Limited

Notes continued

31 December 2002

4.	Directors’ Remuneration

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the company, directly or indirectly, by the company or by any related party			1,032,442	1,012,761

The aggregate of income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of each entity in the economic entity, directly or indirectly, by the entities in which they are Directors or by any related party	1,032,442	1,012,761

			2002 No.	2001 No.
The number of Directors of the company whose total income falls within each successive $10,000 band of income:
$ — — $ 9,999			1	—
$ 20,000 — $ 29,999			1	—
$ 30,000 — $ 39,999			—	1
$ 40,000 — $ 49,999			2	2
$ 60,000 — $ 69,999			1	1
$130,000 — $139,999			—	—
$140,000 — $149,999			—	1
$160,000 — $169,999			1	—
$190,000 — $199,999			—	1
$210,000 — $219,999			1	—
$470,000 — $479,999			1	—
$480,000 — $489,999			—	1

Metal Storm Limited

Notes continued

31 December 2002

5.	Executives’ Remuneration

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Aggregate remuneration of executive officers of the company working mainly in Australia and receiving $100,000 or more from the company or from any related party			605,053	602,927

Aggregate remuneration of executive officers of each entity in the economic entity working mainly in Australia and receiving $100,000 or more from the entity for which they are executive officers or from any related party	1,174,357	771,110

	No.	No.	No.	No.
The number of executive officers whose remuneration falls within each successive $10,000 band of income:
$110,000—$119,999	—	1	—	1
$120,000—$129,999	1	—	1	—
$160,000—$169,999	—	1	—	—
$250,000—$259,999	1	—	—	—
$310,000—$319,999	1	—	—	—
$470,000—$479,999	1	—	1	—
$480,000—$489,999	—	1	—	1

Metal Storm Limited

Notes continued

31 December 2002

6.    Executive And Employee Share Option Plan

The company operates a discretionary employee option plan (“Plan”) to enable the Board to provide an incentive and to reward full time executives and employees for the key role that they will play in the future success of the company. A summary of the Terms of the Plan is as follows

Invitations to participate in the Plan are at the absolute discretion of the Board. Any invitation shall specify the precise details of the invitation, such as maximum number of shares, date by which application must be made by the invitee, the exercise price and any conditions attached to the exercise of the option. The exercise price shall not be less than the market price of the company’s shares on the date determined by the Board. The aggregate number of shares subject to options shall not exceed 5% of the company’s shares then on issue. There are also individual limits on the number of options which may be granted to employees.

The exercise period is the earlier of: (a) the third anniversary of the date of grant of the option; (b) the date on which any special circumstances including death, disability, redundancy, retirement or cessation of employment arise; (c) a takeover, compulsory acquisition, reconstruction, amalgamation or liquidation; and ending on the earliest of (d) the date which is 2 days before the tenth anniversary of the date of grant; (e) the last day before the first anniversary of the date on which any special circumstance arises; (f) the expiry of specific time frames set out in the Plan in relation to the circumstances in (c) above.

An option shall lapse upon expiry of the exercise period, termination of the option holder’s employment otherwise than in a special circumstance, upon the option holder’s being adjudicated bankrupt or any purported alienation of the options by the option holder.

Upon the variation of the share capital of the company, the number of shares subject to the option and the exercise price shall be adjusted in such manner as the company’s auditors confirm to be fair and reasonable and consistent with any relevant requirements of the Corporations Act 2001 and the Listing Rules

The Board may, at any time, cease making further offers or invitations but the subsisting rights of option holders shall not be affected.

Information with respect to the number of options granted under the employee and executive share option plan are as follows:

			2002		2001
			Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	(i	)	575,000	$1.16	—
— granted			—		575,000	$1.16
— lapsed			—		—
— exercised			—		—

Balance at end of year			575,000	$1.16	575,000	$1.16

Exercisable at end of year			575,000	$1.16	575,000	$1.16

(i)	Options are exercisable on or before 2 July 2004.

Metal Storm Limited

Notes continued

31 December 2002

6.    Executive And Employee Share Option Plan (cont’d)

Information with respect to Options issued not pursuant the Executive and Employee Option Plan detailed above, however in line with the powers contained in the company’s constitution, is as follows:

		2002		2001
		Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Balance at beginning of year	(a)	6,970,000	$0.23	1,375,000	$0.50
— granted	(b)	129,165	$1.09	5,600,000	$0.16
— lapsed		—	—	—	—
— exercised		(500,000)	$0.48	(5,000)	$0.56

Balance at end of year	(c)	6,599,165	$0.22	6,970,000	$0.23

Exercisable at end of year		1,599,165	$0.89	1,970,000	$0.77

(a)    Options held at the beginning of the reporting period:

The following table summarises information about unlisted options held by employees and executives as at 1 January 2002:

Number of options	Description			Weighted average exercise price AUD
370,000	On or before 16 March 2003			$0.56
500,000	On or before 31 May 2002	(i	)	$0.48
500,000	On or before 31 May 2003			$0.48
300,000	On or before 18 December 2004			$1.15
300,000	On or before 18 December 2004			$1.64
5,000,000	Exercisable from the date of grant based on share price levels being achieved	(ii	)	$0.01

(i)	The options were exercised during the year, at an average exercise price of $0.48.
(ii)	The options are exercisable for a period of 10 years from the date of grant based on share price levels of the Company’s shares being achieved and maintained for a period of 30 days, as follows:

Share Price Level USD	Options Exercisable
$1.00	1,000,000
$2.00	2,000,000
$4.00	1,000,000
$5.00	1,000,000

Metal Storm Limited

Notes continued

31 December 2002

6.    Executive And Employee Share Option Plan (cont’d)

(b)    Options granted during the reporting period:

The following table summarises information about unlisted options granted during the period:

Number of Options	Date Issued		Exercise Price AUD	Expiry Date
31,250	8 April 2002	(i)	$1.16	8 April 2005
50,000	25 June 2002	(ii)	$1.16	25 June 2005
31,250	8 October 2002	(i)	$1.16	8 October 2005
16,665	17 October 2002	(ii)	$0.57	17 October 2005

(i)	Options issued to executives in accordance with their employment contracts.
(ii)	Options issued to a consultant for services rendered.

(c)    Options held at the end of the reporting period:

Number of Options	Expiry Date	Weighted Average Exercise Price AUD
370,000	16 March 2003	$0.56
500,000	31 May 2003	$0.48
300,000	18 December 2004	$1.15
300,000	18 December 2004	$1.64
5,000,000	Exercisable from the date of grant based on share price levels being achieved	$0.01
31,250	8 April 2005	$1.16
50,000	25 June 2005	$1.16
31,250	8 October 2005	$1.16
16,665	17 October 2005	$0.57

6,599,165		$0.22

Metal Storm Limited

Notes continued

31 December 2002

7.    Remuneration of Auditors

			Consolidated		Company
			2002 $	2001 $	2002 $	2001 $
Audit or review of the financial report			23,500	22,000	23,500	22,000
Other services	(i	)	115,875	145,000	115,875	145,000

			139,375	167,000	139,375	167,000

(i)	includes fees received for the audit of US GAAP financial statements.

8.    Current Receivables

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Research program income receivable	—	328,500	—	328,500
Amounts due from wholly owned controlled entities	—	—	—	388,508
Prepaid insurance	404,958	145,817	404,958	145,817
Prepayments	80,300	—	80,300	—
Goods and services tax (GST) recoverable	86,857	62,472	86,857	62,472
FBT Receivable	5,402	—	5,402	—
Other — Sundry debtors	7,180	4,812	7,180	4,812

	584,697	541,601	584,697	930,109

Terms and conditions

Terms and conditions relating to the above financial instruments.

(i)	Trade debtors are non-interest bearing and generally on 30 day terms.
(ii)	Sundry debtors are non-interest bearing and generally have repayment terms of 30 days.

9.    Non-Current Receivables

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Amounts due from wholly owned controlled entities	—	—	2,458,635	—
Other – Security deposit	11,671	11,671	—	—

	11,671	11,671	2,458,635	—

10.    Investments in Subsidiaries

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Shares in controlled entities (Metal Storm Inc)	—	—	2,920	2,920

Metal Storm Limited

Notes continued

31 December 2002

11.    Property Plant and Equipment

	Consolidated
	Leasehold Improvements	Plant and Equipment	TOTAL
	$	$	$
Gross carrying amount
Balance at 31 December 2001	3,192	339,884	343,076
Additions	227	27,533	27,760

Balance at 31 December 2002	3,419	367,417	370,836

Accumulated depreciation / Amortisation
Balance at 31 December 2001	114	119,662	119,776
Depreciation expense	683	98,523	99,206

Balance at 31 December 2002	797	218,185	218,982

Total written down amount
As at 31 December 2001	3,078	220,222	223,300

As at 31 December 2002	2,622	149,232	151,854

	Company
	Leasehold Improvements	Plant and Equipment	TOTAL
	$	$	$
Gross carrying amount
Balance at 31 December 2001	3,192	286,732	289,924
Additions	227	17,705	17,932

Balance at 31 December 2002	3,419	304,437	307,856

Accumulated depreciation / Amortisation
Balance at 31 December 2001	114	117,672	117,786
Depreciation expense	683	79,187	79,870

Balance at 31 December 2002	797	196,859	197,656

Total written down amount
As at 31 December 2001	3,078	169,060	172,138

As at 31 December 2002	2,622	107,578	110,200

Metal Storm Limited

Notes continued

31 December 2002

12.    Intangibles

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Patents, trademarks and licences	3,446,392	1,630,524	3,446,392	1,630,524
Accumulated amortisation	(714,084)	(378,947)	(714,084)	(378,947)

	2,732,308)	1,251,577	2,732,308	1,251,577

Other (Metal Storm Technology)	1,125,000	1,125,000	1,125,000	1,125,000
Accumulated amortisation	(1,125,000)	—	(1,125,000)	—

	—	1,125,000	—	1,125,000
Other (Research & Development)	3,728,420	1,024,168	3,728,420	1,024,168

	6,460,728	3,400,745	6,460,728	3,400,745

Aggregate amortisation allocated, whether recognised as an expense or capitalised as part of the carrying amount of other assets during the year	1,460,136	174,121	1,460,136	174,121

13.    Current Payables

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Trade payables	489,158	200,327	451,892	200,327
Goods and Services Tax (GST) payable	—	46	—	46
PAYG tax payable	2,486	10,179	2,486	10,179
Other sundry accruals	1,261,175	119,206	1,261,275	119,206

	1,752,819	329,758	1,715,653	329,758

Terms and conditions relating to the above financial instruments:

(i)	Trade payables are non-interest bearing and are normally settled on 30 day terms.
(ii)	Other payables are non-interest bearing and have an average term of 30 days.

14.    Current Provisions

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Employee entitlements (note 17)	421,871	102,776	94,643	95,536

15.    Non-Current Payables

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Payables	13,376	21,723	—	—

16.    Non-Current Provisions

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Employee entitlements (note 17)	49,318	60,586	49,318	24,336

Metal Storm Limited

Notes continued

31 December 2002

17.    Employee Entitlements

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
The aggregate employee entitlement liability recognised and included in the financial statements is as follows:
Provision for employee entitlements:
Current (note 14)	421,871	93,224	94,643	85,984
Non-current (note 16)	49,318	60,586	49,318	24,336

	471,189	153,810	143,961	110,320

	No.	No.	No.	No.

Number of employees at end of financial year	10	7	6	6

18.    Non-Hedged Foreign Currency Balances

	Consolidated		Company
	2002 USD $	2001 USD $	2002 USD $	2001 USD $
The Australian dollar equivalent of foreign currency balances included in the financial statements which are not effectively hedged are as follows:
US Dollars
Current – cash on deposit	1,115,860	1,933,918	519,119	1,792,135
Non-current – payables	13,376	21,723	—	—

Metal Storm Limited

Notes continued

31 December 2002

19.    Contributed Equity

(a)	Issued and paid up capital

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
438,878,548 fully paid ordinary shares (2001: 423,403,558)	27,096,633	17,025,502	27,096,633	17,025,502

(b)	Movements in shares on issue

	2002		2001
	Number	$	Number	$
Balance at beginning of financial year	423,403,558	17,025,502	421,250,210	13,920,038
Issued during the year:
— private equity raising	14,142,700	9,192,755	2,148,348	3,102,739
— less transaction costs	—	(28,442)
— exercise of options at exercise price of $0.65	15,802	10,271	—	—
— exercise of options at exercise price of $0.48	500,000	240,000	—	—
— issued under an employment contract	50,000	26,000	—	—
— issued under the terms of a consultancy agreement	766,488	398,574	—	—
Fair value of options issued as purchase consideration in accordance with consultancy agreements	—	231,973	—	—
Exercise of options under executive and employee share option plan (note 6)	—	—	5,000	2,725

Balance at end of financial year	438,878,548	27,096,633	423,403,558	17,025,502

Fully paid ordinary shares carry one vote per share and carry the right to dividends

Metal Storm Limited

Notes continued

31 December 2002

19. Contributed Equity (cont’d)

(c)	Share Options

Options over ordinary shares:

Unlisted options

During the financial year, 112,500 options were issued over ordinary shares, with an exercise period of 3 years. The options had an average exercise price of $1.16. A further 16,665 options were issued over ordinary shares with an exercise period of 3 years and an average exercise price of $0.57. At year end there were a total of 7,174,165 (2001: 7,545,000) unissued ordinary shares in respect of which options were outstanding. Further details are provided in note 6.

Listed options

During the financial year Metal Storm Limited issued listed options as follows:

	2002
	Number of options	Fixed exercise price
Balance at beginning of year	—	—
— placement under a private equity raising	14,142,700	$0.65
— bonus issue	21,902,573	$0.65
— issued under the terms of a consultancy agreement	766,488	$0.65
— exercised	(15,802)	$0.65

Balance at end of year	36,795,959	$0.65

Exercisable at end of year	36,795,959	$0.65

Listed options have an exercise price of $0.65 and expire on 6 September 2004.

Metal Storm Limited

Notes continued

31 December 2002

20.    Accumulated Losses

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Balance at beginning of financial year	(7,244,206)	(3,805,446)	(6,992,180)	(3,805,446)
Net loss	(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)

Balance at end of financial year	(14,086,784)	(7,224,206)	(11,898,437)	(6,992,180)

21.    Controlled Entities

		Ownership Interest
Name of Entity	Country of Incorporation	2002%	2001%
Controlled Entities
Metal Storm, Inc	USA	100%	100%

Metal Storm Limited

Notes continued

31 December 2002

22.     Segment Information

(a)	Business Segment – secondary segment

The consolidated entity operates predominantly in one business segment being the research and development of ballistics technology.

(b)	Geographical Segment – primary segment

	Australia		North America				Consolidated
	2002 $	2001 $	2002 $	2001 $			2002 $	2001 $
Sales to customers outside the economic entity	—	—	—	—			—	—
Inter-segment sales	—	—	—	—			—	—
Other revenue	266,040	1,052,097	40,260	7,858			306,300	1,059,955

Total revenue	266,040	1,052,097	40,260	7,858			306,300	1,059,955

Segment result	(4,590,923)	(2,907,466)	(1,936,322)	(252,026)			(6,527,245)	(3,159,492)

Unallocated expenses							(315,333)	(279,268)

Consolidated operating loss from ordinary activities before income tax expense							(6,842,578)	(3,438,760)
Income tax expense / (benefit)							—	—

Consolidate entity profit from ordinary activities after income tax expense							(6,842,578)	(3,438,760)

Assets
Segment Assets	17,057,810	10,482,952	650,979	201,695	(2,461,556)	(388,508)

Total Assets							15,247,233	10,296,139

Liabilities
Segment Liabilities	1,859,612	449,630	2,836,407	453,721	(2,458,635)	(388,508)

Total Liabilities							2,237,384	514,843

Metal Storm Limited

Notes continued

31 December 2002

22.    Segment Information (cont’d)

(b)    Geographical Segment – primary segment (cont’d)

	Australia		North America		Eliminations		Consolidated
	2002	2001	2002	2001	2002	2001	2002	2001
	$	$	$	$	$	$	$	$
Equity accounted investments included in structure assets	—	—	—	—	—	—	—	—
Acquisition of property, plant and equipment, intangible assets and other non-current assets	2,377,914	871,978	9,839	53,152	—	—	2,387,753	925,130
Depreciation/Amortisation	79,859	55,087	19,347	1,990	—	—	99,206	57,077
Non-cash expenses other than depreciation	763,627	52,526	20,512	4,912	—	—	784,139	57,438

Metal Storm Limited

Notes continued

31 December 2002

23.    Earnings per share

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Basic earnings per share (cents per share)	(1.60)	(0.81)	(1.60)	(0.81)

Diluted earnings per share (cents per share)	(1.60)	(0.81)	(1.60)	(0.81)

The weighted number of ordinary shares on issue used in the calculation of basic earnings per share	428,801,790	423,403,058	428,801,790	423,403,058

24.    Related Party Disclosures

(a)	Equity Interests In Related Parties

Equity Interests in Controlled Entities

Details of the percentage of ordinary shares held in controlled entities are disclosed in note 21 to the financial statements.

(b)	Directors’ Remuneration and Retirement Benefits

Details of Directors’ remuneration and retirement benefits are disclosed in notes 4 and 5 to the financial statements and in the Directors’ Report.

(c)	Directors’ Loans

		Consolidated		Company
		2002 $	2001 $	2002 $	2001 $

Directors’ loans in existence as at the reporting date:
Current		947	58	947	58

		947	58	947	58

Repayments received during the financial year in respect of Directors’ loans:
Nature of terms and conditions Normal commercial terms and conditions	Director JM ODwyer	58	2,368	58	2,368

		58	2,368	58	2,368

Metal Storm Limited

Notes continued

31 December 2002

24.    Related Party Disclosures (cont’d)

(d)	Equity instruments of Director’s

Instruments at balance date:

Interests in the equity instruments of Metal Storm Limited held by Directors of the reporting entity and their director related entities are:

	Ordinary Shares		Options over Ordinary Shares
	2002	2001	2002	2001
	Number	Number	Number	Number
KJ Dart	114,476,181	119,909,531	—
JBL Heading	1,055,000	1,055,000	—
JM O’Dwyer	199,729,559	199,729,559	—
TJ O’Dwyer	50,000	50,000	—
WA Owens	—	—	3,000,000	2,500,000
PLG Pursey	7,685,000	7,385,000	—
WA Downing (reappointed 22 October 2002)	500,000	—	2,500,000	2,500,000
DW Christman	—	—	—	—

	323,495,740	328,129,090	5,500,000	5,000,000

Movement’s in director’s equity holdings:

During the year 500,000 options were exercised by General WA Downing and as a result he acquired 500,000 shares through the exercise of options at an average exercise price of $0.48.

There have been no other transactions concerning equity instruments during the financial year with Directors or their director related entities.

(e)	Other Transactions With Directors

At 31 December 2002, Mr JM O’Dwyer owed the company $947 ($58 in 2001).

During the financial year, amounts totalling $116,646 ($44,556 in 2001) were paid or payable by the company to Clarity Business Consulting Pty Ltd for consultancy services, of which Mr PLG Pursey is a director and shareholder.

During the financial year, amounts totalling $222,361 ($251,014 in 2001) were paid or payable by the company to McCullough Robertson Lawyers for legal services, of which Mr JBL Heading is a partner.

During the financial year, amounts totalling $54,120 ($128,747 in 2001) were paid or payable by the company to BDO Kendalls business advisors for accounting and consultancy services, of which Mr TJ O’Dwyer is a partner.

During the financial year, amounts totalling $152,356 ($156,506 in 2001) were paid or payable by the company to Admiral WA Owens (US Navy retired) pursuant to a consultancy agreement with the company.

During the financial year, amounts totalling $nil ($122,226 in 2001) were paid or payable by the company to General WA Downing (US Army retired) pursuant to a consultancy agreement with the company.

Metal Storm Limited

Notes continued

31 December 2002

25.    Statement Of Cash Flows

(a)	Reconciliation of Cash

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Cash balance comprises:
— cash assets	8,038,283	6,118,822	7,440,630	5,977,041

Closing cash balance	8,038,283	6,118,822	7,440,630	5,977,041

(b)	Reconciliation of net loss after tax to net cash flows from operations:

	Consolidated		Company
	2002 $	2001 $	2002 $	2001 $
Operating loss from ordinary activities after related income tax	(6,842,578)	(3,438,760)	(4,906,257)	(3,186,734)
Depreciation of non-current assets	99,206	57,077	79,859	55,087
Foreign exchange loss	133,971	57,438	113,459	52,526
(Profit)/loss on sale of non-current assets	—	(227)	—	(227)

Fair vale of services paid for via issue of shares	650,168	—	650,168
Changes in net assets and liabilities, net of effects from acquisition and disposal of businesses:
(Increase)/decrease in assets:
Current receivable	315,746	(217,341)	327,417	(217,341)
Prepayments	(340,725)	(65,226)	(340,725)	(65,226)
Increase/(decrease) in liabilities:
Current trade payables	288,746	1,608	251,565	1,608
Other current liabilities	727,065	60,283	403,767	53,044
Non-current trade payables	—	21,723	—	—
Other non-current liabilities	(11,269)	41,525	24,981	5,275

	(4,979,670)	(3,481,900)	(3,395,766)	(3,301,988)

Metal Storm Limited

Notes continued

31 December 2002

26.    Financial Instruments

(a)	Significant Accounting Policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in note 1 to the financial statements.

(b)	Interest Rate Risk

The following table details the economic entity’s exposure to interest rate risk as at the 31 December 2002:

			Fixed Interest Rate Maturity
2002	Average Interest Rate %	Variable Interest Rate $	Less than 1 Year $	1 to 5 Years $	More than 5 Years $	Non- Interest Bearing $	Total $
Financial Assets
Cash	4.6%	2,067,396	5,969,475	—	—	1,412	8,038,283

		2,067,396	5,969,475	—	—	1,412	8,038,283

Financial Liabilities
Trade payables	—	—	—	—	—	1,752,819	1,752,819
Employee entitlements	—	—	—	—	—	471,188	471,188

		—	—	—	—	2,224,007	2,224,007

The following table details the economic entity’s exposure to interest rate risk as at 31 December 2001:

			Fixed Interest Rate Maturity
2001	Average Interest Rate %	Variable Interest Rate $	Less than 1 Year $	1 to 5 Years $	More than 5 Years $	Non- Interest Bearing $	Total $
Financial Assets
Cash	4.9%	2,594,186	3,524,136	—	—	500	6,118,822

		2,594,186	3,524,136	—	—	500	6,118,822

Financial Liabilities
Trade payables	—	—	—	—	—	329,758	329,758
Employee entitlements	—	—	—	—	—	153,810	153,810

		—	—	—	—	483,568	483,568

Metal Storm Limited

Notes continued

31 December 2002

26.    Financial Instruments (cont’d)

(c)	Credit Risk

Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss to the economic entity.

The economic entity does not have any significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

The carrying amount of financial assets recorded in the financial statements, net of any provisions for losses, represents the economic entity’s maximum exposure to credit risk.

(d)	Net Fair Value

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values.

27.    Commitments and Contingencies

Operating Leases

The operating lease commitments primarily consist of the rental of office premises.

The Company is obligated under various operating leases for office premises and other equipment for periods expiring through 2003.

Future payments under non-cancellable operating lease arrangements at year end are:

2003	$93,426

Total minimum rental commitments	$93,426

28.    Subsequent Events

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Metal Storm Limited

Notes continued

31 December 2002

29.    Additional Company Information

Metal Storm Limited is a listed public company, incorporated in Australia and operating in Australia and the United States of America.

Principal Registered Office	Principal Place of Business
Level 34 Central Plaza One 345 Queen Street Brisbane Qld Australia Tel +61 7 3221 9733 Fax +61 7 3221 9788 Email: ms@metalstorm.com Website: www.metalstorm.com	Australia Level 34 Central Plaza One 345 Queen Street Brisbane Qld Australia Tel +61 7 3221 9733 Fax +61 7 3221 9788 Email: ms@metalstorm.com Website: www.metalstorm.com	United States of America Suite 810 4350 N Fairfax Drive Arlington VA USA +1 703 248 8218 +1 703 248 8262 ms@metalstorm.com www.metalstorm.com

Metal Storm Limited

Additional Stock Exchange Information

as at 14 March 2003

Number of Holders of Equity Securities

Ordinary Share Capital

•	438,878,548

All issued ordinary shares carry one vote per share.

Options

•	7,174,165 (Unlisted)

•	36,795,959 (Listed)

Options do not carry a right to vote.

Distribution of Holders of Equity Securities

Fully Paid Ordinary Shares
1 - 1,000	2,209
1,001 - 5,000	3,813
5,001 - 10,000	1,147
10,001 - 100,000	950
100,001 and over	92

8,211

Holdings less than a marketable parcel	2,472

Substantial Shareholders

	Fully Paid
Ordinary Shareholders	Number	Percentage	Number
JM O’Dwyer	131,517,059	29.97
Charter Pacific Corporation Limited	114,476,181	26.04
O’Dwyer Investments Pty Ltd	68,212,500	15.54

	314,205,740	71.55

Metal Storm Limited

Additional Stock Exchange Information

as at 14 March 2003

Twenty Largest Holders of Quoted Equity Securities

	Fully Paid Ordinary Shares
Ordinary Shareholders	Number	Percentage
JM O’Dwyer	131,517,059	29.96
O’Dwyer Investments Pty Ltd	68,212,500	15.54
Global Defence Systems Pty Ltd	63,450,000	14.46
Charter Pacific Corporation	48,506,039	11.05
ANZ Nominees Limited	10,804,900	2.46
B Walton	8,038,500	1.83
Milaroi Pty Ltd	7,685,000	1.75
Jezdon Pty Ltd	7,107,288	1.62
Mr Graham Budgen	6,285,775	1.43
MS Investments No2 Pty Ltd	2,904,213	0.66
Tower Holdings Pty Ltd	2,551,923	0.58
SIRE Pty Limited	2,082,800	0.47
Charter Pacific Corporation	2,053,344	0.47
Mr Michael John Harris	2,000,000	0.46
Mr Michael John Harris	1,693,650	0.39
Citicorp Nominees Pty Limited	1,428,655	0.33
James V Kimsey	1,390,154	0.32
GMCG LLC	1,071,937	0.24
Double Knob Pty Ltd	1,055,000	0.24
Ramon John Ross	895,165	0.20

	370,733,902	84.52

Company Secretary

Sylvie Moser-Savage

Metal Storm Limited

Additional Stock Exchange Information

as at 14 March 2003

Principal Registered Office	Principal Administration Office
Level 34 Central Plaza One 345 Queen Street Brisbane Qld Australia Tel +61 7 3221 9733 Fax +61 7 3221 9788 Email ms@metalstorm.com Website www.metalstorm.com	Level 34 Central Plaza One 345 Queen Street Brisbane Qld Australia Tel +61 7 3221 9733 Fax +61 7 3221 9788 Email ms@metalstorm.com Website www.metalstorm.com

Share Registry

Computershare Investor Services Pty Ltd

Level 27 Central Plaza One

345 Queen Street

Brisbane Qld Australia 4000

Phone: 61 7 3237 2137

Fax: 61 7 3229 9860

Website: www.computershare.com

Stock Exchange Listings

Metal Storm Limited’s ordinary shares are quoted on the Australian Stock Exchange Limited (trading code: MST) and its American Depositary Receipts (ADRs) are quoted on the NASDAQ exchange in the United States of America (ticker symbol: MTSX).